February 8, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Esq., Julie Griffith, Esq., Aamira Chaudhry and Claire Erlanger

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Supplemental Response Issued on January 23, 2018

Dear Ms. Parker, Ms. Griffith, Ms. Chaudhry and Ms. Erlanger:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 23, 2018 (the “Comment Letter”) relating to the Amendment No. 6 of the registration statement on Form F-1/A (the “Amendment No. 6”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on December 15, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No. 7 (“Amendment No. 7”) to include various changes intended to address your comments.

Principle Shareholders and Selling Shareholders, page 80

Comment:

1. We note your response to our prior comment 1. You state that “The value of the shares transferred was reflected as an expense in the Company’s financial statements with a corresponding credit to contributed paid-in capital pursuant to SAB topic 5T.” Please tell us what consideration was given to ASC 250-10 with regards to accounting for this as a correction of an accounting error.

Additionally, please tell us when you intend to file the amendment to the filing to reflect the ten million dollar expense in the financial statements. If it is considered a correction of an accounting error, please confirm that you plan on marking the June 30, 2017 columns impacted as “restated” and that you will include a restatement footnote explaining the change and the basis for the change.

Response:

The Company considers that this correction should be treated as an accounting error pursuant to ASC 250-10 for the restatement of its financial statements for the six months ended June 30, 2017, since the adjustment meets all of the following criteria:

•	a. The effect of the adjustment is material in relation to loss from continuing operations of the current interim period.

•	b. The adjustment can be specifically identified with and is directly related to business activities of the current interim period.

•	c. The amount of the adjustment becomes reasonably estimable in the current interim period.

The Company has restated its unaudited consolidated financial statements as of and for the six months ended June 30, 2017 which is included in Amendment No. 7 on Form F-1/A. Please refer to Note 2 in the Company’s restated financial statements and footnotes for the six months ended June 30, 2017.

Comment:

2. Please provide us with a copy of each of the agreements related to the transfer of stock by Mr. Fun-Ming Lo to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares.

Response:

There are no written agreements between Mr. Fun-Ming Lo and Mr. Ta-Chih Kuo, Mr. Fun-Ming Lo and Ms. Shih-Han Liao, or among the three individuals, respecting such share transfer referred in the Staff’s comment.

Comment:

3. We note that your initial disclosure in the amendment dated September 14, 2017 stated that “On June 13, 2017, Mr. Fun-Ming Lo executed instruments to transfer portion of his shares in the Company to Mr. Wei-Yuan Teng, Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of 85,458.75, 20,094.12 and 2,270.83 for their contribution and leadership to the Company and its Subsidiaries.”

You then revised your disclosure in the amendment filed on November 13, 2017 to state that “On June 13, 2017, in recognition of Mr. Teng’s capital contribution to Yao-Teh, Mr. Fun-Ming Lo executed an instrument to transfer approximately 85,458.75 of his shares in the Company to Mr. Wei-Yuan Teng, accounting for approximately 25% of the total number of shares outstanding at that time… On June 13, 2017, prior to the Company’s stock split, Mr. Fun-Ming Lo transferred to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao part of Mr. Lo’s ordinary shares of the Company in the respective amounts of approximately 20,094 and 2,271 shares in recognition of the transferees’ loyalty and assistance to Mr. Lo.”

In your draft response to us dated December 29, 2017 you stated that “Mr. Lo transferred the shares to Mr. Kuo and Ms. Liao to show his gratitude for their friendship, and such action of Mr. Lo is caused by a relationship completely unrelated to his position as a stockholder and does not benefit the company.”

And lastly in your response dated January 5, 2018 you stated that “On June 13, 2017, Mr. Fun-Ming Lo, the chief executive officer, director and shareholder of the Company, transferred a portion of his ordinary shares in the Company to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares as compensation for Mr. Kuo’s advisory services that have been rendered to the Company.”

Please clearly explain the nature of the “contribution and leadership” provided by these persons, the “loyalty and assistance” they provided to Mr. Lo as well as the “advisory services” rendered to the company, and reconcile these with the assertion that their “friendship” is “completely unrelated” to Mr. Lo’s position as a stockholder and “does not benefit the company.” Provide us and clearly disclose in the filing the reasons for your revisions to your basis for the share distribution.

Response:

The Company summarized the reasons for the stock transfer from Mr. Lo to Mr. Kuo and Ms. Liao, Mr. Kuo’s domestic partner, (the “Stock transfer”) in the amendment dated September 14, 2017. In the September 14 amendment, the Company did not distinguish the reason for the stock transfer from Mr. Lo to Mr. Teng (the “Stock Transfer to Teng”) and the transfer from Mr. Lo to Mr. Kuo and his domestic partner. The Company stated the reasons for both the Stock Transfer to Teng and Stock Transfer as Mr. Teng, Mr. Kuo and Ms. Liao’s “contribution and leadership to the Company and its Subsidiaries.” “Contribution” referrers to Mr. Teng’s capital investment in the Company’s subsidiaries made in April 1995 and “leadership” refers to Mr. Teng and Mr. Kuo’s directorships with the Company and the advice they provided from time to time.

Due to an inquiry made by the Commission in a comment letter, the Company separated the reasons for the Stock Transfer to Teng and the Stock Transfer in the amendment filed on November 13, 2017 by disclosing that the Stock Transfer to Teng was in recognition of Mr. Teng’s capital investment in the Company’s operating subsidiaries made in 1995. In that amendment, the Company focused on the reason for the Stock Transfer to Teng and offered details surrounding such Transfer. The Company described the reasons behind the decision for Stock Transfer as recognition of Mr. Kuo’s and Ms. Liao’s (the “Transferees”) “loyalty and assistance to Mr. Lo.” Mr. Kuo has known Mr. Lo since 2014 and provided personal assistance to Mr. Lo’s family and businesses in Taiwan. Mr. Kuo and Mr. Lo are close friends and Mr. Lo routinely seeks business advice from Mr. Kuo, including advice on the initial public offering process as set forth in detail below. “Loyalty” refers to the close friendship between Mr. Lo and Mr. Kuo and “assistance” means the Mr. Kuo’s help to Mr. Lo’s family and various business interests in Taiwan.

In the Company’s response to the Commission’s comment letter dated December 29, 2017, the Company characterized the Stock Transfer as a simple gift in gratitude to Mr. Kuo and his domestic partner. The Company believed the Stock Transfer was a matter that only related to those three shareholders of the Company and there was no arrangement or agreement respecting the Stock Transfer. Upon further analysis, the Company determined that characterization was oversimplified in that it overlooked the material benefit the Company derived from the relationship between Mr. Lo and Mr. Kuo (although the Stock Transfer was made from Mr. Lo to Mr. Kuo and Mr. Kuo’s domestic partner. Ms. Liao received her stock from Mr. Lo only because she is Mr. Kuo’s domestic partner.).

After the Commission’s verbal inquiry on late afternoon of December 29, 2017, the Company revisited this Stock Transfer and explained in the response dated January 5, 2018 that the Company would recognize the Stock Transfer as being made due to Mr. Kuo’s services and work for the Company, the details of which are listed below.

In late 2014, Mr. Ta-Chih Kuo and Mr. Fun-Ming Lo met each other and began planning to have the securities of The Royal Country Club and Recreation Holdings, Inc. (the “Royal Country Club”), one of the companies owned by Mr. Lo, quoted on the OTC markets in the United States. Beginning in February 2015, Mr. Kuo went to the United States, mainland China, Singapore and Indonesia to explore cooperation opportunities with certain reputable real estate development companies, hotel management companies and entertainment management companies. In the same month of 2015, Mr. Kuo went to the United States to interview four architecture companies before Mr. Lo made his decision on the selection of the architecture firm for the design of Royal Country Club’s real estate development plan. In March 2015, Mr. Kuo negotiated the service agreement between the selected architecture firm and Royal Country Club and defined the scope of services thereof. In March and April of 2015, Mr. Kuo held discussions with the representatives of auditing firms and participated in the selection of the auditing firm for the audit of the Company’s financial statements, including assisting the preparation of Royal Country Club’s financial statements and coordinating the auditing firm’s site visit. Mr. Kuo has continued his coordination role with the auditing firm as of the date hereof. In July 2015, Mr. Kuo had meetings with seven candidate hotel management companies in the U.S., Singapore, Taiwan, Hong Kong and Indonesia. Mr. Kuo facilitated the negotiation with the hotel management companies and assisted Yao-Teh to enter into a service agreement with the selected hotel management company. Mr. Kuo has continued his coordination role with the entertainment management company as of the date hereof.

In December 2015, Mr. Lo decided to withdraw the Royal Country Club’s registration statement with the Commission and application to have its securities quoted on the OTC markets and requested that Mr. Kuo seek advice on the filing of a Registration Statement with the Commission of a separate company and its subsequent listing on the Nasdaq stock exchange. Accordingly, Mr. Kuo reached out to law firms familiar with U.S. securities law to seek a preliminary understanding of the Nasdaq listing process. In January 2016, Mr. Kuo coordinated the selection and engagement of a law firm to represent Yao-Teh and its affiliates to apply for a listing on the Nasdaq stock exchange. Mr. Kuo has continued his coordination role with the law firm as of the date hereof. In March 2016, Mr. Kuo assisted Mr. Lo in selecting a suitable placement agent for Best Efforts Initial Public Offering. Mr. Kuo has continued coordinating with the placement agent as of the date hereof. From April to July 2016, Mr. Kuo helped Mr. Lo to evaluate cooperation opportunities with three entertainment management companies for the development of the resort to be constructed as described in detail in the Registration Statement. Mr. Kuo has continued his coordination role with respect to the selection of the entertainment management company as of the date hereof. In mid 2016, Mr. Kuo facilitated the formation of the Company and its subsidiary and set up the holding company structure. From February 2017, Mr. Kuo started to explore brand licensing opportunities with entertainment companies globally. In April 2017, Mr. Kuo helped Mr. Lo evaluate construction companies for the development project as described in detail in the Registration Statement. From July to November 2017, Mr. Kuo assisted Mr. Lo in restructuring the debts of the Company and its subsidiaries. As of the date hereof, Mr. Kuo has continued coordinating with all the parties involved in the construction project, initial public offering and Nasdaq listing process.

After the Company reviewed and reassessed the work that Mr. Kuo has done for the Company, the Company has recognized that the Stock Transfer as compensation paid to Mr. Kuo, a non-employee of the Company, for his “advisory services rendered to the Company” as listed above in detail. Therefore, the Company restated its unaudited consolidated financial statements for the six months ended June 30, 2017 included in Amendment No. 7 by recording the ordinary shares transferred in the Stock Transfer as compensation expenses incurred by the Company and contributed paid-in capital made to the Company.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 7. Please see page 81 of Amendment No. 7.

Comment:

4. In light of the additional $10 million expense that will be recorded as a result of our comments, please tell us what consideration was given to including a risk factor within the filing identifying this error as a material weakness in Internal Controls over Financial Reporting.

Response:

In response to the Staff’s comment, the Company has updated the disclosure regarding the risk factors. Please see page 22 of Amendment No. 7.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., Jeff Cahlon, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

Imperial Garden & Resort, Inc.

By: /s/ Fun-Ming Lo

Fun-Ming Lo

Chief Executive Officer